UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 19, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: February 19, 2009

2008 Profit Report February 19, 2009 Ballarat, Victoria Mt Rawdon, Queensland Ivory Coast exploration Lihir Island, PNG

Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited ("LGL"), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption "Risk Factors" in LGL's most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission ("SEC"). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL's wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL's activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means "generally accepted accounting principles") measures, such as "cash costs". Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL's mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL's measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL's most recently filed updated reserves and resources statement available from LGL's website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors - for further information in relation to the calculation of reserves and resources with respect to LGL's operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL's most recent Form 20-F, which may be secured from LGL, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Another record year Record gold production of 882,000 oz, up 26% from prior year. Record annual revenue of $756 million, up 52% Underlying profit up 54% to $185 million Net profit of $109 million, compared with $24 million loss in 2007 Record operating cashflow of $212 million Strong balance sheet. $65 million cash, no debt (All financial numbers in this presentation are expressed in $US unless otherwise stated)

Record annual production FY 00 FY 01 FY 02 H1 03 FY 03 H1 04 FY 04 H1 05 FY05 H1 06 FY 06 FY 07 FY 08 East 606 648 607 259 550 277 599 231 596 297 651 702 882 (Gold production, oz, 000)

Step change in the last half year H1 03 H2 03 H1 04 H2 04 H1 05 H2 05 H1 06 H2 06 H1 07 H2 07 H1 08 H2 08 East 259 291 277 322 231 365 297 354 376 325 316 463 57 37 18 (oz, 000) 566 Lihir Island Bonikro Ballarat Mt Rawdon/ Kirkalocka

Rising price and volume lifts revenue FY03 FY04 FY05 FY06 FY07 FY08 Average cash gold price/oz 214.5 245.4 263.9 386 498 755.6 Revenue (US$m)

Margins expanding FY 03 FY 04 FY 05 FY 06 FY 07 FY 08 270 283 297 299 400 East 319 87 90 100 143 125 45 50 50 113 224 325 Gross cash cost (US$/oz) Cash margin Cash price realised 850 399 412 510 666 Total cash costs

Costs reducing, margins expanding Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q208 Q3 08 Q4 08 263 250 335 361 462 417 412 353 East 112 138 155 175 251 177 115 50 162 276 187 258 215 308 320 389 Total Cash Costs (US$/oz) Cash margin Cash price realised 928 902 Costs deferred 847 792

Maintaining cost advantage LGL ($400, FY 08) (Source: World Gold Analyst)

Underlying profit 2005 2006 2007 2008 East 19 66 120 185 (US$m) Net profit after tax, before non-cash hedging losses loss on repayment of gold loan, and non-recurring items

H1 03 H2 03 H1 04 H2 04 H1 05 H1 06 H2 06 2006 2007 2008 East 259 291 277 322 231 90.3 121.6 212.5 273 389 Rising profitability ($USm) Mine EBITDA Statutory net profit H1 03 H2 03 H1 04 H2 04 H1 05 H1 06 2005 2006 2007 2008 East 259 291 277 322 231 90.3 10 54 -24.1 109

Operating cash flow H1 03 H2 03 H1 04 2003 2004 2005 2006 2007 2008 East 259 291 277 16.8 30.4 9.5 59 -270 212 ($USm) -270

H1 03 H2 03 H1 04 H2 04 H1 05 H205 H1 06 Opening cash Operating cashflow Investment Financing net cash East -42.9 52.4 42.9 174 174 113 63 63 44 105 50 Improving cash flow Opening cash Operating cashflow Investment Financing net cash East 63 63 66 65 65 169 166 1 (US$m) June half 2008 Dec half 2008

Capital expenditure H1 03 H2 03 H1 04 H2 04 H1 05 H1 06 Lihir Island Ballarat Mt Rawdon & Other Bonikro East 259 291 277 322 231 90.3 101 108 5 24 40 ($USm) H1 03 H2 03 H1 04 H2 04 H1 05 H1 06 Lihir Island Ballarat* Mt Rawdon Bonikro East 259 291 277 322 231 90.3 125 50 3 17 150 Actual 2008 Forecast 2009 MOPU 150 275 *Ballarat in commercial production from January 2009 MOPU 40 141

Ivory Coast resource upgrade East 1050 1170 1399 Measured and Indicated Resources (Kozs) Full details of Resources are contained in Appendix One Jun 07 Jun 08 Dec 08 Bonikro 1.05 moz M&I 300 koz inf

Exploration focus Assonji-So

Lihir Island resource, reserve update Ore Reserves: Lihir Island, December 31, 2008 Ore Reserves: Lihir Island, December 31, 2008 Ore Reserves: Lihir Island, December 31, 2008 Ore Reserves: Lihir Island, December 31, 2008 Tonnes (millions) Average grade (Au g/t) Contained ozs (mozs) Probable 180.3 2.94 17.0 Proved (Stockpiled ore) 59.4 2.48 4.7 Total 239.6 2.83 21.8* Mineral Resources: Lihir Island, December 31, 2008* Mineral Resources: Lihir Island, December 31, 2008* Mineral Resources: Lihir Island, December 31, 2008* Mineral Resources: Lihir Island, December 31, 2008* Tonnes (millions) Average grade (Au g/t) Contained ozs (mozs) Measured 59.4 2.48 4.7 Indicated 324.7 2.71 28.2 Total M&I 384.1 2.67 32.9 Inferred 46.4 2.30 3.4 *See Note Two in Appendix Two for further details *See Note One in Appendix Two for further details

2009 Outlook LGL Group Total gold production + I million ozs Total cash costs below $400/oz (ex Ballarat in ramp-up) Capex ~$350 million Operations Lihir Island ~ 770-840 kozs Mt Rawdon ~ 90-100 kozs Bonikro ~ 130-160 kozs Ballarat ~ 50-100 kozs

Another record year in 2009 FY 00 FY 01 FY 02 H1 03 FY 03 H1 04 FY 04 H1 05 FY05 H1 06 FY 06 FY 07 FY 08 FY09 East 606 648 607 259 550 277 599 231 596 297 651 701 882 800 140 95 75 (Gold production, oz, 000) Lihir Island 770-840 Mt Rawdon 90-100 Bonikro 130-160 Ballarat 50-100

www.LGLgold.com Competent Person The information in this report that relates to Exploration Results and Mineral Resources at Lihir Island and at Akissi-So in Cote d'Ivoire is based on information compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg. David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves for the Assonji So, Dougbafla East and Bonikro projects was compiled by Mr Morgan Hart. Mr Hart is a member of The Australian Institute of Mining and Metallurgy and was a full time employee of Equigold NL at the time Resource Estimates were made. Mr Hart has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Morgan Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. This report is to be read in accordance with and subject to LGL's most recently filed updated reserves and resources statement available from LGL's website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.

Appendix One In Situ Resources: Cote d'Ivoire In Situ Resources: Cote d'Ivoire In Situ Resources: Cote d'Ivoire In Situ Resources: Cote d'Ivoire Tonnes (kt) Average grade (Au g/t) Contained ounces (kozs) Akissi-so Indicated 3245 3.37 352 Inferred 512 3.06 50 Assonji-so Inferred 1044 2.9 98 Dougbafla East Inferred 2638 1.8 150 Bonikro Measured 7039 1.8 412 Indicated 11540 1.7 635 Inferred 6000 1.6 318

Appendix Two Note One Reserves quoted for December 31, 2008 are those remaining below the December 31, 2008 mining surface, with the December 2008 ultimate pit design, based on the December 2007 Resource model. Cut-off grades at December 31, 2008, for direct feed ore has been reduced from 1.38 g/t to 1.30 g/t, and cut-off grade for flotation feed ore has been increased from 0.87 g/t to 1.26 g/t. This follows adjustments in cost allocations. Stockpile totals reflect ore above cut-off on stockpile at 31 December 2008. Rounding, conforming to the JORC Code, may cause some computational discrepancies. Note Two December 2008 cut-off grade of 1.20 g/t. December 2007 cut-off grade of 0.87 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies. The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves.